

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129


06010580

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331


SEKISUI HOUSE

News Release

Sekisui House acquired Japan Power Fastening shares

Osaka, January 24, 2006 – Sekisui House, Ltd. is pleased to announce the following acquisition of additional shares in Japan Power Fastening Co., Ltd. (JPF, Head Office: Osaka, President & CEO: Yuji Dohi, Stock Code: 5950)

1. Date and method of acquisition: January 24, 2006, acquired on the Osaka Securities Exchange (J-NET)

2. Number of shares acquired: 1,869,000 shares

3. Total Number of shares held by the company after this acquisition:
   1,926,200 shares (10.31% of JPF's total outstanding shares)

4. Purpose
   Sekisui House has a long-term business relationship with JPF in fastener for construction etc. Through this acquisition of additional shares, Sekisui House becomes a stalwart JPF shareholder, which will strengthen the association between the two companies.

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

January 24, 2006

By: /s/ K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331